================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

                  Annual report pursuant to section 15(d) of
                      The Securities Exchange Act of 1934


                     For the year ended December 31, 1998


                       Commission file number:  0-18121

                            _______________________


                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN
                           (Full title of the plan )



                               MAF BANCORP, INC.
                                 55th & Holmes
                          Clarendon Hills, IL  60514
            (Name of issuer of the securities held pursuant to the
           plan and the address of its principal executive officer)


================================================================================

                             REQUIRED INFORMATION


     Items 1-3. Not applicable.

     Item 4. The Mid America Bank, fsb Employees' Profit Sharing Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

     Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

     (a) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, the six months ended December 31, 1996 and the year ended June 30, 1996.

     (b) Audited Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, the six months ended December 31, 1996 and the year ended June 30, 1996, respectively, are hereby incorporated by reference to the Registration Statement on Form S-8 filed by the Mid America Bank, fsb Employees' Profit Sharing Plan (Registration No. 33-40932) with the Securities Exchange Commission on May 30, 1991.

Exhibits

No. 23 - Auditors' consent

                                  SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 1999                          Mid America Bank, fsb
      -------------                          Employees' Profit Sharing Plan


                                             By: /s/  Michael J. Janssen
                                                 -------------------------------
                                                 Trustee

                      FINANCIAL STATEMENTS AND SCHEDULES

                            MID AMERICA  BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                                     INDEX
                                     -----

                                                                                               Page
                                                                                               ----
Independent Auditors' Report                                                                    6

Financial Statements:

   Statements of Net Assets Available for Plan
     Benefits at December 31, 1998 and 1997                                                     7

   Statements of Changes in Net Assets Available for Plan Benefits
     for each of the years in the two-year period ended December 31, 1998, the  six
        months ended December 31, 1996 and the year ended June 30, 1996                         8

Notes to Financial Statements                                                                   9

Supplemental Schedules:

   Schedule 1 - Item 27a of Form 5500 - Schedule of Assets Held for Investment
     Purposes at December 31, 1998                                                             24

   Schedule 2 - Item 27d of Form 5500 - Schedule of Reportable (5%) Transactions for the
     year ended December 31, 1998                                                              25

                         INDEPENDENT AUDITORS' REPORT



The Trustees
Mid America Bank, fsb
 Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, the six months ended December 31, 1996 and the year ended June 30, 1996. These financial statements are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, the six months ended December 31, 1996 and the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's trustees. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ KPMG LLP


June 29, 1999

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

             Statements of Net Assets Available for Plan Benefits

                                                        December 31,
                                              -------------------------------
Assets:                                           1998               1997
                                              ------------       ------------
 Investments, at fair value:
  Money market deposit accounts                $   791,816           495,009
  Certificates of deposit                        2,852,911         2,864,683
  Mutual funds                                   4,444,018         3,324,573
  Other common stock                             1,671,692           955,381
  MAF Bancorp, Inc. common stock                14,535,680        12,600,953
                                               -----------        ----------
                                                24,296,117        20,240,599

 Employer's contribution receivable                800,000           700,050
 Cash and other assets                              49,822            72,366
                                               -----------        ----------
  Net assets available for plan benefits       $25,145,939        21,013,015
                                               ===========        ==========

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                                                                                     Six Months Ended     Year Ended
                                                    Year Ended December 31,             December 31,       June 30,
                                             -------------------------------------
                                                    1998               1997                1996              1996
                                             ------------------  -----------------  -----------------  -----------------
Additions to net assets attributed to:
 Interest income                                   $   212,935             222,295            106,438            122,337
 Dividend income                                       538,606             405,495            200,899            192,562
 Other income                                           10,762               7,534              3,986              1,658
                                                   -----------         -----------         ----------         ----------
                                                       762,303             635,324            311,323            316,557

Gain (loss) on sale of investments:
 Mutual funds                                           16,156              33,313              2,882              7,539
 Other common stock                                     74,502                 608            106,965             18,492
 MAF Bancorp, Inc. common stock                        (15,436)             55,133             37,287             11,945
                                                   -----------         -----------         ----------         ----------
                                                        75,222              89,054            147,134             37,976

Unrealized appreciation in fair value
 of investments:
  Mutual funds                                         427,755             316,335             53,351            133,736
  Other common stock                                   384,245             190,085             66,196             65,550
  MAF Bancorp, Inc. common stock                     1,498,142           4,524,950          2,392,457            699,340
                                                   -----------         -----------         ----------         ----------
                                                     2,310,142           5,031,370          2,512,004            898,626

Contributions:
 Employer                                              800,000             700,050             65,770            360,000
 Employee                                            1,190,484             953,132            421,580            603,454
                                                   -----------         -----------         ----------         ----------
                                                     1,990,484           1,653,182            487,350            963,454

Transfer of assets from merged plan                          -                   -          2,349,219                  -
                                                   -----------         -----------         ----------         ----------

  Total additions to net assets                      5,138,151           7,408,930          5,807,030          2,216,613

Deduction from net assets attributed to
 benefits paid to participants                       1,005,227           1,418,865            879,025            377,739
                                                   -----------         -----------         ----------         ----------

  Increase in net assets available for
   plan benefits                                     4,132,924           5,990,065          4,928,005          1,838,874

Net assets available for plan benefits:
 Beginning of period                                21,013,015          15,022,950         10,094,945          8,256,071
                                                   -----------         -----------         ----------         ----------
 End of period                                     $25,145,939         $21,013,015         15,022,950         10,094,945
                                                   ===========         ===========         ==========         ==========

See accompanying notes to financial statements.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                         Notes to Financial Statements

                December 31, 1998, 1997, 1996 and June 30, 1996


(1)  Description of Plan

     The following description of the Mid America Bank, fsb Employees' Profit Sharing Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan with a 401(k) salary deferral option. All employees of Mid America Bank, fsb (the "Company") who have completed one year of service are eligible to participate in the salary deferral portion of the Plan. Employees who have completed one year of service and are age twenty-one or older are eligible to receive employer matching and discretionary contributions under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's year end was changed to December 31, in 1996, in conjunction with the Company changing its year end to that date.

     Mergers

     On May 30, 1996, N.S. Bancorp, Inc. was merged with and into MAF Bancorp, Inc., who is the parent of the Company. Concurrently, Northwestern Savings Bank ("Northwestern") was merged into the Company and the Company became the plan sponsor for the Northwestern 401(k) plan. The Northwestern 401(k) plan was merged into the Plan effective September 25, 1996. All former Northwestern participants who were employees on July 1, 1996 became active participants as of such date. A year of service includes any period or periods previously credited to employees under the Northwestern 401(k) plan. All participant's balances from the merged plan are 100% vested.

     Contributions

     Each year the Plan participants may contribute up to 10% of their annual compensation as a voluntary after-tax contribution. 401(k) plan participants are allowed to defer up to 15% of their pre-tax income as 401(k) contributions. Each year the Company will make matching contributions equal to 35% of the first 4% of salary deferral up to a $30,000 annual salary cap and for salary in excess of $30,000 the match is 25% of the first 2% deferred for 401(k) plan participants who have met the service requirements.

     Participant Accounts

     Each participant's contribution account is credited with the participant's contribution and an allocation of earnings. Each participant's Company contribution account is also credited with an allocation of the Company's contribution and forfeitures of terminated participants' nonvested accounts, subject to federal rules governing employer contributions to qualified plans. Allocation of the Company's contribution and forfeitures of terminated participants' accounts are based on the ratio that each participant's eligible compensation for the Plan year bears to the total eligible compensation of all participants for the Plan year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                    Notes to Financial Statements-Continued

     Vesting

     Participants are immediately vested in their pre-tax contributions and their voluntary after-tax contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service as follows: Less than 3 years - 0%; 3 years - 20%; 4 years - 40%; 5 years - 60%; 6 years -80%; 7 years or more - 100%.

     Payment of Benefits

     On termination of service a participant may elect to leave the funds in the plan until age 70 1/2 or receive either a lump-sum amount equal to the value of their vested account, or annual installments over a period not to exceed ten years.

(2)  Summary of Significant Accounting Policies

     Basis of Presentation

     The accompanying financial statements have been prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments

     Investments in mutual funds and common stock are stated at fair value as determined by reference to quoted market prices. The money market deposit and certificate of deposit accounts are stated at face value plus accrued interest which has not been transferred from the accounts. Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on sales are computed using the specific identification method.

     The change in the difference between fair value and the cost of investments for each year is reflected in the statement of changes in net assets available for plan benefits as unrealized appreciation or depreciation in fair value of investments.

(3)  Income Taxes

     The Internal Revenue Service ("IRS") has determined, in a letter dated March 28, 1996, that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the Trust, forming a part of the Plan, is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.

(4)  Administrative Expenses

     The Company absorbs all administrative expenses of the Plan.

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                   Notes to Financial Statements-Continued

(5)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)  Transactions With Parties in Interest

     The following table summarizes the balances related to transactions of the Plan with the Company.

                                                                           At or for the
                                                    ------------------------------------------------------------
                                                              Year Ended            Six Months Ended  Year Ended
                                                               December 31,            December 31,    June 30,
                                                    ------------------------------
                                                         1998            1997           1996             1996
                                                    ---------------  -------------  ---------------   ----------
Money market deposit account                            $   739,290        208,599        303,343         30,694
Certificates of deposit                                   2,852,911      2,864,683      2,985,617      1,765,682
MAF Bancorp, Inc. common stock                           14,535,680     12,600,953      8,110,976      5,375,317
Interest income on deposits and Certificates of
 deposit                                                    212,935        222,295        106,438        122,337
Dividend income from MAF Bancorp, Inc. stock                133,338         96,315         42,974         76,157
Contributions to the Plan                                   800,000        700,050         65,770        360,000
                                                        ===========     ==========      =========      =========

(7)  Investments

     As of December 31, 1998 and 1997, the Plan held the following investments which comprised 5% or more of the Plan's net assets, at fair value:

                                                                                 December 31,
                                                                      ----------------------------------
                                                                            1998              1997
                                                                      -----------------  ---------------
   Variable rate Certificate of deposit                                     $ 1,912,255        1,978,301
   MAF Bancorp, Inc. common stock                                            14,535,680       12,600,953
   American Mutual Fund - Washington Fund                                     1,597,783        1,206,496
                                                                            ===========       ==========

(8)  Fund Information

     The Plan provides that each participant may make contributions to, and investments in, either the MAF Bancorp, Inc. Stock Fund or the other investment options at the option of each participant. Fund information at and for the years ended December 31, 1998 and 1997, for the six month period ended December 31, 1996 and for the fiscal year ended June 30, 1996, respectively are summarized on the following pages:

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                 Net Assets Available for Plan Benefits by Fund

                               December 31, 1998

                                                                      Participant Directed
                            --------------------------------------------------------------------------------------------------------
                                                   American Mutual Funds                                 Kemper Mutual Funds
                            --------------------------------------------------------------------  ----------------------------------
                             Washington   Growth Fund  Income Fund      New      Cash Mgmt  Bond  Governmental  Growth  Total Return
                                Fund      of America   of America   Perspective    Trust    Fund      Fund       Fund       Fund
                            ------------  -----------  -----------  -----------  ---------  ----  ------------  ------  ------------
Assets:

Investments, at fair value   $ 1,597,783    1,190,019      338,563    1,152,603        454  2,680   $  49,701   66,101      46,114

Employer's contribution
 Receivable                            -            -            -            -          -      -           -        -           -

Other assets                           -            -            -            -          -      -           -        -           -
                             -----------  -----------  -----------  -----------  ---------  -----   ---------   ------      ------

Net assets available for
 Plan benefits               $ 1,597,783    1,190,019      338,563    1,152,603        454  2,680   $  49,701   66,101      46,114
                             ===========  ===========  ===========  ===========  =========  =====   =========   ======      ======

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1998


                              Participant                                                    Other
                                            -----------------------------------------------------------------------------------
                               Directed
                               --------
                                                             MAF        R. Baird                                       Other
                             Variable Rate  Money Market   Bancorp    Money Market  2-1/2 Year    5 Year     10 Year   Common
                                  CD          Account       Stock       Account         CD          CD         CD       Stock
                             -------------  ------------  ----------  ------------  ----------    -------    -------  ---------
Assets:

 Investments, at fair value  $   1,912,255       739,290  14,535,680        52,526           -    477,866    462,790  1,671,692

 Employer's contribution
  receivable                             -             -           -             -           -          -          -          -

 Other assets                            -             -           -             -           -          -          -          -
                             -------------  ------------  ----------  ------------  ----------    -------    -------  ---------

  Net assets available for
    plan benefits            $   1,912,255       739,290  14,535,680        52,526           -    477,866    462,790  1,671,692
                             =============  ============  ==========  ============  ==========    =======    =======  =========


                               -------------
                                 Unallocated       Total
                                ------------     ----------
Assets:

 Investments, at fair value     $          -     24,296,117

 Employer's contribution
  receivable                         800,000        800,000

 Other assets                         49,822         49,822
                                ------------     ----------

  Net assets available for
    plan benefits               $    849,822     25,145,939
                                ============     ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1997

                                                                      Participant Directed
                            --------------------------------------------------------------------------------------------------------
                                                   American Mutual Funds                                 Kemper Mutual Funds
                            --------------------------------------------------------------------  ----------------------------------
                             Washington   Growth Fund  Income Fund      New      Cash Mgmt  Bond  Governmental  Growth  Total Return
                                Fund      of America   of America   Perspective    Trust    Fund      Fund       Fund       Fund
                            ------------  -----------  -----------  -----------  ---------  ----  ------------  ------  ------------
Assets:

Investments, at fair value  $  1,206,496      828,422      293,515      844,691        158   884        46,171  57,870        46,366

Employer's contribution
 Receivable                            -            -            -            -          -     -             -       -             -

Other assets                           -            -            -            -          -     -             -       -             -
                            ------------  -----------  -----------  -----------  ---------  ----  ------------  ------  ------------

 Net assets available for
 Plan benefits              $  1,206,496      828,422      293,515      844,691        158   884        46,171  57,870        46,366
                            ============  ===========  ===========  ===========  =========  ====  ============  ======  ============

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

                Net Assets Available for Plan Benefits by Fund

                               December 31, 1997


                              Participant                                                   Other
                                            --------------------------------------------------------------------------------
                               Directed
                               --------
                                                             MAF        R. Baird                                     Other
                             Variable Rate  Money Market   Bancorp    Money Market  2-1/2 Year   5 Year    10 Year   Common
                                  CD          Account       Stock       Account         CD         CD        CD       Stock
                             -------------  ------------  ----------  ------------  ----------   -------   -------   -------
Assets:
 Investments, at fair value  $   1,978,301       208,599  12,600,953       286,410      65,253   450,815   370,314   955,381

 Employer's contribution
  receivable                             -             -           -             -           -         -         -         -

 Other assets                            -             -           -             -           -         -         -         -
                             -------------  ------------  ----------  ------------  ----------   -------   -------   -------

  Net assets available for
    plan benefits            $   1,978,301       208,599  12,600,953       286,410      65,253   450,815   370,314   955,381
                             =============  ============  ==========  ============  ==========   =======   =======   =======

                               -----------
                               Unallocated       Total
                               -----------     ----------
Assets:

 Investments, at fair value              -     20,240,599

 Employer's contribution
  receivable                       700,050        700,050

 Other assets                       72,366         72,366
                               -----------     ----------

  Net assets available for
    plan benefits                  772,416     21,013,015
                               ===========     ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1998

                                                                                           Participant  Directed
                                       --------------------------------------------------------------------------
                                                                 American Mutual Funds
                                       --------------------------------------------------------------------------
                                        Washington    Growth Fund   Income Fund       New       Cash Mgmt   Bond
                                           Fund        of America    of America   Perspective     Trust     Fund
                                       -------------  ------------  ------------  ------------  ---------  ------
Additions to net assets attributed
 to:
 Interest income                       $           -            -             -             -           -      -
 Dividend income                             141,805      110,218        36,331        85,462          13    103
 Other income (loss)                               -            -             -             -           -      -
                                          ----------    ---------       -------     ---------         ---  -----
                                             141,805      110,218        36,331        85,462          13    103

Gain /(loss) on sale of investments              978        3,896            42        11,212           -     28

Unrealized
 appreciation/(depreciation)
 in fair value of investments                106,420      165,859        (8,943)      153,396           -    (58)

Contributions:
 Employer                                          -            -             -             -           -      -
 Employee                                    180,187      118,259        29,256       173,768         283  1,817
                                          ----------    ---------       -------     ---------         ---  -----
                                             180,187      118,259        29,256       173,768         283  1,817
                                          ----------    ---------       -------     ---------         ---  -----

  Total additions to net assets              429,390      398,232        56,686       423,838         296  1,890

Deduction from assets attributed
 to benefits paid to participants             58,348       32,077        25,943       105,319           -     94

Transfers to (from) funds                     20,245       (4,558)       14,305       (10,607)          -      -
                                          ----------    ---------       -------     ---------         ---  -----
 Increase (decrease) in net assets
  Available for plan benefits                391,287      361,597        45,048       307,912         296  1,796

Net assets available for plan
 benefits:
 Beginning of period                       1,206,496      828,422       293,515       844,691         158    884
                                          ----------    ---------       -------     ---------         ---  -----
 End of period                         $   1,597,783    1,190,019       338,563     1,152,603         454  2,680
                                          ==========    =========       =======     =========         ===  =====
                                       --------------------------------------------------
                                                      Kemper Mutual Funds
                                       --------------------------------------------------
                                       Governmental  Growth  Total Return  Variable Rate
                                           Fund       Fund       Fund            CD
                                       ------------  ------  ------------  --------------
Additions to net assets attributed
 to:
 Interest income                                  -       -            -         118,830
 Dividend income                              3,428     266        3,962               -
 Other income (loss)                              -       -            -               -
                                             ------  ------       ------       ---------
                                              3,428     266        3,962         118,830

Gain /(loss) on sale of investments               -       -            -               -

Unrealized
 appreciation/(depreciation)
 in fair value of investments                   102   7,965        3,014               -

Contributions:
 Employer                                         -       -            -               -
 Employee                                         -       -            -         130,074
                                             ------  ------       ------       ---------
                                                  -       -            -         130,074
                                             ------  ------       ------       ---------

  Total additions to net assets               3,530   8,231        6,976         248,904

Deduction from assets attributed
 to benefits paid to participants                 -       -            -         106,202

Transfers to (from) funds                         -       -       (7,228)       (208,748)
                                             ------  ------       ------       ---------
 Increase (decrease) in net assets
  Available for plan benefits                 3,530   8,231         (252)        (66,046)

Net assets available for plan
 benefits:
 Beginning of period                         46,171  57,870       46,366       1,978,301
                                             ------  ------       ------       ---------
 End of period                               49,701  66,101       46,114       1,912,255
                                             ======  ======       ======       =========

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1998

                                                                                         Other
                                      -----------------------------------------------------------------------
                                                        MAF        R. Baird
                                      Money Market    Bancorp    Money Market   2-1/2 Year   5 Year   10 Year
                                        Account        Stock        Account         CD         CD       CD
                                      ------------  -----------  -------------  -----------  -------  -------
Additions to net assets attributed
 to:
 Interest income                          $ 39,831           -              -          307    27,051   26,916
 Dividend income                            57,107      57,445         23,680            -         -        -
 Other income (loss)                        15,410           -              -            -         -        -
                                          --------  ----------       --------   ----------   -------  -------
                                           112,348      57,445         23,680          307    27,051   26,916

Gain (loss) on sale of investments               -     (15,436)             -            -         -        -

Unrealized appreciation
 in fair value of investments                    -   1,498,142              -            -         -        -

Contributions:
 Employer                                        -           -              -            -         -        -
 Employee                                   50,468     530,573              -            -         -        -
                                          --------  ----------       --------   ----------   -------  -------
                                            50,468     530,573              -            -         -        -
                                          --------  ----------       --------   ----------   -------  -------

  Total additions to net assets            162,816   2,070,724         23,680          307    27,051   26,916

Deduction from assets attributed
 to benefits paid to participants          337,893     341,944              -            -         -        -

Transfers to (from) funds                  705,768     205,947       (257,564)     (65,560)        -   65,560
                                          --------  ----------       --------   ----------   -------  -------

 Increase (decrease) in net assets
  available for plan benefits              530,691   1,934,727       (233,884)     (65,253)   27,051   92,476

Net assets available for plan
 benefits:
 Beginning of period                       208,599  12,600,953        286,410       65,253   450,815  370,314
                                          --------  ----------       --------   ----------   -------  -------
 End of period                            $739,290  14,535,680         52,526            -   477,866  462,790
                                          ========  ==========       ========   ==========   =======  =======

                                      --------------------------------------
                                          Other
                                         Common
                                          Stock     Unallocated     Total
                                      ------------  ------------  ----------
Additions to net assets attributed
 to:
 Interest income                                 -            -      212,935
 Dividend income                                 -       18,786      538,606
 Other income (loss)                             -       (4,648)      10,762
                                         ---------     --------   ----------
                                                 -       14,138      762,303

Gain (loss) on sale of investments          74,502            -       75,222

Unrealized appreciation
 in fair value of investments              384,245            -    2,310,142

Contributions:
 Employer                                        -      800,000      800,000
 Employee                                        -      (24,201)   1,190,484
                                         ---------     --------   ----------
                                                 -      775,799    1,990,484
                                         ---------     --------   ----------

  Total additions to net assets            458,747      789,937    5,138,151

Deduction from assets attributed
 to benefits paid to participants                -       (2,593)   1,005,227

Transfers to (from) funds                  257,564     (715,124)           -
                                         ---------     --------   ----------

 Increase (decrease) in net assets
  available for plan benefits              716,311       77,406    4,132,924

Net assets available for plan
 benefits:
 Beginning of period                       955,381      772,416   21,013,015
                                         ---------     --------   ----------
 End of period                           1,671,692      849,822   25,145,939
                                         =========     ========   ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1997

                                                                                          Participant  Directed
                                      --------------------------------------------------------------------------
                                                                American Mutual Funds
                                      --------------------------------------------------------------------------
                                       Washington   Growth Fund   Income Fund       New      Cash Mgmt    Bond
                                          Fund       of America    of America   Perspective    Trust      Fund
                                      ------------  ------------  ------------  -----------  ----------  -------
Additions to net assets attributed
 to:
 Interest income                      $         -             -             -             -          -        -
 Dividend income                           84,357        85,471        34,089        59,614         72      145
 Other income                                   -             -             -             -          -        -
                                       ----------       -------       -------       -------     ------   ------
                                           84,357        85,471        34,089        59,614         72      145

Gain on sale of investments                14,538        13,684           332         4,740          -       19

Unrealized appreciation
 in fair value of investments             194,520        76,987        16,579        27,100          -       13

Contributions:
 Employer                                       -             -             -             -          -        -
 Employee                                 154,745       107,081        33,011       168,635         53      356
                                       ----------       -------       -------       -------     ------   ------
                                          154,745       107,081        33,011       168,635         53      356
                                       ----------       -------       -------       -------     ------   ------

  Total additions to net assets           448,160       283,223        84,011       260,089        125      533

Deduction from assets attributed
 to benefits paid to participants          63,720       117,085         5,430        43,181     10,850       56

Transfers to (from) funds                 (37,335)       (7,710)       (4,493)       55,663      8,691   (2,816)
                                       ----------       -------       -------       -------     ------   ------
 Increase (decrease) in net assets
  Available for plan benefits             347,105       158,428        74,088       272,571     (2,034)  (2,339)

Net assets available for plan
 benefits:
 Beginning of period                      859,391       669,994       219,427       572,120      2,192    3,223
                                       ----------       -------       -------       -------     ------   ------
 End of period                         $1,206,496       828,422       293,515       844,691        158      884
                                       ==========       =======       =======       =======     ======   ======
                                      ---------------------------------------------------
                                                      Kemper Mutual Funds
                                      ---------------------------------------------------
                                       Governmental  Growth  Total Return  Variable Rate
                                           Fund       Fund       Fund            CD
                                      -------------  ------  ------------  --------------
Additions to net assets attributed
 to:
 Interest income                      $           -       -             -        162,349
 Dividend income                              3,176   7,935         7,368              -
 Other income                                     -       -             -              -
                                             ------  ------        ------      ---------
                                              3,176   7,935         7,368        162,349

Gain on sale of investments                       -       -             -              -

Unrealized appreciation
 in fair value of investments                   666     389            81              -

Contributions:
 Employer                                         -       -             -              -
 Employee                                         -       -             -        149,764
                                             ------  ------        ------      ---------
                                                  -       -             -        149,764
                                             ------  ------        ------      ---------

  Total additions to net assets               3,842   8,324         7,449        312,113

Deduction from assets attributed
 to benefits paid to participants                 -       -             -        397,427

Transfers to (from) funds                         -       -             -        (86,651)
                                             ------  ------        ------      ---------
 Increase (decrease) in net assets
  Available for plan benefits                 3,842   8,324         7,449       (171,965)

Net assets available for plan
 benefits:
 Beginning of period                         42,329  49,546        38,917      2,150,266
                                             ------  ------        ------      ---------
 End of period                               46,171  57,870        46,366      1,978,301
                                             ======  ======        ======      =========

                                                                     (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                     For the Year Ended December 31, 1997

                                                                                        Other
                                      ---------------------------------------------------------------------
                                                        MAF        R. Baird
                                      Money Market    Bancorp    Money Market  2-1/2 Year  5 Year   10 Year
                                         Account       Stock       Account         CD        CD       CD
                                      -------------  ----------  ------------  ----------  -------  -------
Additions to net assets attributed
 to:
 Interest income                             8,915            -             -       3,724   25,520   21,787
 Dividend income                            52,873       39,881        26,953           -        -        -
 Other income                                3,986            -             -           -        -        -
                                          --------   ----------       -------  ----------  -------  -------
                                            65,774       39,881        26,953       3,724   25,520   21,787

Gain on sale of investments                      -       55,133             -           -        -        -

Unrealized appreciation
 in fair value of investments                    -    4,524,950             -           -        -        -

Contributions:
 Employer                                        -            -             -           -        -        -
 Employee                                    8,789      341,401             -           -        -        -
                                          --------   ----------       -------  ----------  -------  -------
                                             8,789      341,401             -           -        -        -
                                          --------   ----------       -------  ----------  -------  -------


  Total additions to net assets             74,563    4,961,365        26,953       3,724   25,520   21,787

Deduction from assets attributed
 to benefits paid to participants          235,512      545,604             -           -        -        -

Transfers to (from) funds                   66,205       74,216         2,918           -        -        -
                                          --------   ----------       -------  ----------  -------  -------

 Increase (decrease) in net assets
  available for plan benefits              (94,744)   4,489,977        29,871       3,724   25,520   21,787

Net assets available for plan
 benefits:
 Beginning of period                       303,343    8,110,976       256,539      61,529  425,295  348,527
                                          --------   ----------       -------  ----------  -------  -------
 End of period                            $208,599   12,600,953       286,410      65,253  450,815  370,314
                                          ========   ==========       =======  ==========  =======  =======
                                          -----------------------------------
                                            Other
                                            Common
                                            Stock    Unallocated     Total
                                           --------  ------------  ----------
Additions to net assets attributed
 to:                                             -             -      222,295
 Interest income                                 -         3,561      405,495
 Dividend income                                 -         3,548        7,534
 Other income                              -------       -------   ----------
                                                 -         7,109      635,324

                                               608             -       89,054
Gain on sale of investments

Unrealized appreciation                    190,085             -    5,031,370
 in fair value of investments

Contributions:                                   -       700,050      700,050
 Employer                                        -       (10,703)     953,132
 Employee                                  -------       -------   ----------
                                                 -       689,347    1,653,182
                                           -------       -------   ----------


                                           190,693       696,456    7,408,930
  Total additions to net assets

Deduction from assets attributed                 -             -    1,418,865
 to benefits paid to participants
                                            (2,918)      (65,770)           -
Transfers to (from) funds                  -------       -------   ----------


 Increase (decrease) in net assets         187,775       630,686    5,990,065
  available for plan benefits

Net assets available for plan
 benefits:                                 767,606       141,730   15,022,950
 Beginning of period                       -------       -------   ----------
                                           955,381       772,416   21,013,015
 End of period                             =======       =======   ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                  For the Six Months Ended December 31, 1996

                                                                                           Participant  Directed
                                        ------------------------------------------------------------------------
                                                                 American Mutual Funds
                                        ------------------------------------------------------------------------
                                        Washington  Growth Fund  Income Fund      New      Cash Mgmt     Bond
                                           Fund     of America   of America   Perspective    Trust       Fund
                                        ----------  -----------  -----------  -----------  ---------   ---------
Additions to net assets attributed to:
 Interest income                        $        -            -            -            -          -          -
 Dividend income                            49,674       36,404       16,235       26,627        383        118
 Other income                                    -            -            -            -          -          -
                                          --------      -------      -------      -------    -------   ---------
                                            49,674       36,404       16,235       26,627        383        118

Gain (loss) on sale of investments           2,753          683          310           44          -         (3)

Unrealized appreciation (depreciation)
 in fair value of investments               33,868       12,385        3,384       14,714          -         63

Contributions:
 Employer                                        -            -            -            -          -          -
 Employee                                   72,703       63,547       14,430       82,391      1,153        116
                                          --------      -------      -------      -------    -------   ---------
                                            72,703       63,547       14,430       82,391      1,153        116
                                          --------      -------      -------      -------    -------   ---------

  Total additions to net assets            158,998      113,019       34,359      123,776      1,536        294

Deduction from assets attributed
 to benefits paid to participants           42,050       31,578        4,045        5,535     17,383          -

Transfers to (from) funds                  115,089      188,359          134      156,271     (1,000)       134
                                          --------      -------      -------      -------    -------   ---------

 Increase (decrease) in net assets
  available for plan benefits              232,037      269,800       30,448      274,512    (16,847)       428

Net assets available for plan
 benefits:
 Beginning of period                       627,354      400,194      188,979      297,608     19,039      2,795
                                          --------      -------      -------      -------    -------   ---------
 End of period                          $  859,391      669,994      219,427      572,120      2,192      3,223
                                          ========      =======      =======      =======    =======   =========

                                        ---------------------------------------------------
                                                        Kemper Mutual Funds
                                        ---------------------------------------------------
                                        Governmental  Growth   Total Return   Variable Rate
                                            Fund       Fund        Fund            CD
                                        ------------  -------  -------------  -------------
Additions to net assets attributed to:
 Interest income                                   -       -              -          75,895
 Dividend income                               1,526  12,375          6,260               -
 Other income                                      -       -              -               -
                                              ------  ------        -------       ---------
                                               1,526  12,375          6,260          75,895

Gain (loss) on sale of investments                 -      10           (915)              -

Unrealized appreciation (depreciation)
 in fair value of investments                    236  (9,454)        (1,845)              -

Contributions:
 Employer                                          -       -              -               -
 Employee                                          -       -              -          91,004
                                              ------  ------        -------       ---------
                                                   -       -              -          91,004
                                              ------  ------        -------       ---------

  Total additions to net assets                1,762   2,931          3,500         166,899

Deduction from assets attributed
 to benefits paid to participants                  -     216              -         238,869

Transfers to (from) funds                          -       -        (19,894)      1,267,306
                                              ------  ------        -------       ---------

 Increase (decrease) in net assets
  available for plan benefits                  1,762   2,715        (16,394)      1,195,336

Net assets available for plan
 benefits:
 Beginning of period                          40,567  46,831         55,311         954,930
                                              ------  ------        -------       ---------
 End of period                                42,329  49,546         38,917       2,150,266
                                              ======  ======        =======       =========

                                                                     (Continued)

                            MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

          Changes in Net Assets Available for Plan Benefits by Fund

                  For the Six Months Ended December 31, 1996

                                                                                               Other
                                       --------------------------------------------------------------------
                                                         MAF       R. Baird
                                       Money Market    Bancorp   Money Market  2-1/2 Year  5 Year   10 Year
                                          Account       Stock      Account         CD        CD       CD
                                       -------------  ---------  ------------  ----------  -------  -------
Additions to net assets attributed
 to:
 Interest income                           $  5,944           -             -       1,796   12,311   10,492
 Dividend income                             23,505       9,200         8,323           -        -        -
 Other income                                 1,659           -             -           -        -        -
                                           --------   ---------       -------  ----------  -------  -------
                                             31,108       9,200         8,323       1,796   12,311   10,492

Gain (loss) on sale of investments                -      37,287             -           -        -        -

Unrealized appreciation
 (depreciation)
 in fair value of investments                     -   2,392,457             -           -        -        -

Contributions:
 Employer                                         -           -             -           -        -        -
 Employee                                      (478)    102,057             -           -        -        -
                                           --------   ---------       -------  ----------  -------  -------
                                               (478)    102,057             -           -        -        -

Transfer of assets from merged plan                -          -             -           -        -        -
                                           ---------  ---------       -------  ----------  -------  -------

  Total additions to net assets              30,630   2,541,001         8,323       1,796   12,311   10,492

Deduction from assets attributed
 to benefits paid to participants           117,981     221,129             -           -        -        -

Transfers to (from) funds                   360,000     415,787       244,556           -        -        -
                                           --------   ---------       -------  ----------  -------  -------

 Increase (decrease) in net assets
  available for plan benefits               272,649   2,735,659       252,879       1,796   12,311   10,492

Net assets available for plan
 benefits:
 Beginning of period                         30,694   5,375,317         3,660      59,733  412,984  338,035
                                           --------   ---------       -------  ----------  -------  -------
 End of period                             $303,343   8,110,976       256,539      61,529  425,295  348,527
                                           ========   =========       =======  ==========  =======  =======

                                        ------------------------------------------------
                                          Other
                                         Common                    Merged
                                          Stock    Unallocated     Assets       Total
                                        ---------  ------------  -----------  ----------
Additions to net assets attributed
 to:
 Interest income                               -             -            -      106,438
 Dividend income                               -        10,269            -      200,899
 Other income                                  -         2,327            -        3,986
                                        --------      --------   ----------   ----------
                                               -        12,596            -      311,323

Gain (loss) on sale of investments       106,965             -            -      147,134

Unrealized appreciation
 (depreciation)
 in fair value of investments             66,196             -            -    2,512,004

Contributions:
 Employer                                      -        65,770            -       65,770
 Employee                                      -        (5,343)           -      421,580
                                        --------      --------   ----------   ----------
                                               -        60,427            -      487,350

Transfer of assets from merged plan            -             -    2,349,219    2,349,219
                                        --------      --------   ----------   ----------

  Total additions to net assets          173,161        73,023    2,349,219    5,807,030

Deduction from assets attributed
 to benefits paid to participants              -             -      200,239      879,025

Transfers to (from) funds               (244,556)     (333,206)  (2,148,980)           -
                                        --------      --------   ----------   ----------

 Increase (decrease) in net assets
  available for plan benefits            (71,395)     (260,183)           -    4,928,005

Net assets available for plan
 benefits:
 Beginning of period                     839,001       401,913            -   10,094,945
                                        --------      --------   ----------   ----------
 End of period                           767,606       141,730            -   15,022,950
                                        ========      ========   ==========   ==========

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                       For the Year Ended June 30, 1996

                                                                                        Participant  Directed
                                       ----------------------------------------------------------------------
                                                               American Mutual Funds
                                       ----------------------------------------------------------------------
                                       Washington  Growth Fund   Income Fund       New       Cash Mgmt  Bond
                                          Fund      of America    of America   Perspective     Trust    Fund
                                       ----------  ------------  ------------  ------------  ---------  -----
Additions to net assets attributed
 to:
 Interest income                       $        -            -             -             -           -      -
 Dividend income                           41,070       29,314        11,492        13,845         585     51
 Other income                                   -            -             -             -           -      -
                                         --------      -------       -------       -------      ------  -----
                                           41,070       29,314        11,492        13,845         585     51

Gain on sale of investments                 2,183        1,885         2,449           729           -      3

Unrealized appreciation
 (depreciation)
 in fair value of investments              84,616       10,246        15,515        16,851           -     18

Contributions:
 Employer                                       -            -             -             -           -      -
 Employee                                  78,365       64,470        23,322        80,261       5,554     25
                                         --------      -------       -------       -------      ------  -----
                                           78,365       64,470        23,322        80,261       5,554     25
                                         --------      -------       -------       -------      ------  -----
  Total additions to net assets           206,234      105,915        52,778       111,686       6,139     97

Deduction from assets attributed
 to benefits paid to participants          16,679       45,910        37,135        11,707       3,609    160

Transfers to (from) funds                   5,252       (6,221)       (6,478)       (4,130)     12,952  2,472
                                         --------      -------       -------       -------      ------  -----

 Increase (decrease) in net assets        194,807       53,784         9,165        95,849      15,482  2,409
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                      432,547      346,410       179,814       201,759       3,557    386
                                         --------      -------       -------       -------      ------  -----
 End of period                           $627,354      400,194       188,979       297,608      19,039  2,795
                                         ========      =======       =======       =======      ======  =====
                                       ----------------------------------------------------
                                                        Kemper Mutual Funds
                                       ----------------------------------------------------
                                        Governmental   Growth  Total Return  Variable Rate
                                            Fund        Fund       Fund            CD
                                       --------------  ------  ------------  --------------
Additions to net assets attributed
 to:
 Interest income                       $           -        -             -         55,415
 Dividend income                               2,915    4,387         4,127              -
 Other income                                      -        -             -              -
                                              ------   ------        ------        -------
                                               2,915    4,387         4,127         55,415

Gain on sale of investments                        2       53           235              -

Unrealized appreciation
 (depreciation)
 in fair value of investments                 (1,300)   4,713         3,077              -

Contributions:
 Employer                                          -        -             -              -
 Employee                                          -        -             -        126,923
                                              ------   ------        ------        -------
                                                   -        -             -        126,923
                                              ------   ------        ------        -------
  Total additions to net assets                1,617    9,153         7,439        182,338

Deduction from assets attributed
 to benefits paid to participants                  -      814         5,522         43,395

Transfers to (from) funds                       (377)       -             -        (14,365)
                                              ------   ------        ------        -------

 Increase (decrease) in net assets             1,240    8,339         1,917        124,578
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                          39,327   38,492        53,394        830,352
                                              ------   ------        ------        -------
 End of period                                40,567   46,831        55,311        954,930
                                              ======   ======        ======        =======

                                                            (Continued)

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

           Changes in Net Assets Available for Plan Benefits by Fund

                       For the Year Ended June 30, 1996

                                                                                              Other
                                       --------------------------------------------------------------------------------------
                                                         MAF       R. Baird
                                       Money Market    Bancorp   Money Market    2 Year    2-1/2 Year     5 Year     10 Year
                                          Account       Stock       Account        CD          CD          CD          CD
                                       -------------  ---------  -------------  ---------  ----------  ----------  ----------
Additions to net assets attributed
 to:
 Interest income                          $   7,300           -             -      1,587        3,388      29,460      25,187
 Dividend income                             43,440      31,745         8,619          -            -           -           -
 Other income                                     -           -             -          -            -           -           -
                                          ---------   ---------  ------------   --------   ----------  ----------  ----------
                                             50,740      31,745         8,619      1,587        3,388      29,460      25,187

Gain on sale of investments                       -      11,945             -          -            -           -           -

Unrealized appreciation
 (depreciation)
 in fair value of investments                     -     699,340             -          -            -           -           -

Contributions:
 Employer                                         -           -             -          -            -           -           -
 Employee                                    12,288     212,141             -          -            -           -           -
                                          ---------   ---------  ------------   --------   ----------  ----------  ----------
                                             12,288     212,141             -          -            -           -           -
                                          ---------   ---------  ------------   --------   ----------  ----------  ----------
  Total additions to net assets              63,028     955,171         8,619      1,587        3,388      29,460      25,187

Deduction from assets attributed
 to benefits paid to participants           149,659      63,149             -          -            -           -           -

Transfers to (from) funds                   (35,255)     10,896        (4,959)  (144,705)           -     (75,000)          -
                                          ---------   ---------  ------------   --------   ----------  ----------  ----------

 Increase (decrease) in net assets         (121,886)    902,918         3,660   (143,118)       3,388     (45,540)     25,187
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                        152,580   4,472,399             -    143,118       56,345     458,524     312,848
                                          ---------   ---------  ------------   --------   ----------  ----------  ----------
 End of period                            $  30,694   5,375,317         3,660          -       59,733     412,984     338,035
                                          =========   =========  ============   ========   ==========  ==========  ==========

                                      ---------------------------------
                                              Other
                                       Common
                                       Stock   Unallocated     Total
                                      -------  ------------  ----------
Additions to net assets attributed
 to:
 Interest income                            -            -      122,337
 Dividend income                            -          972      192,562
 Other income                               -        1,658        1,658
                                      -------     --------   ----------
                                            -        2,630      316,557

Gain on sale of investments            18,492            -       37,976

Unrealized appreciation
 (depreciation)
 in fair value of investments          65,550            -      898,626

Contributions:
 Employer                                   -      360,000      360,000
 Employee                                   -          105      603,454
                                      -------     --------   ----------
                                            -      360,105      963,454
                                      -------     --------   ----------
  Total additions to net assets        84,042      362,735    2,216,613

Deduction from assets attributed
 to benefits paid to participants           -            -      377,739

Transfers to (from) funds             754,959     (495,041)           -
                                      -------     --------   ----------

 Increase (decrease) in net assets    839,001     (132,306)   1,838,874
  Available for Plan benefits

Net assets available for plan
 benefits:
 Beginning of period                        -      534,219    8,256,071
                                      -------     --------   ----------
 End of period                        839,001      401,913   10,094,945
                                      =======     ========   ==========

                                                                      Schedule 1
                                                                      ----------

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

    Item 27a of Form 5500- Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                         Number    Maturity  Interest                 Current
                Identity of Issue       of Shares    Date      Rate        Cost        Value
                -----------------       ---------  --------  ---------  -----------  ----------
Money market deposit accounts:
 Mid America Bank, fsb*                    N/A       N/A         4.75%   $  739,290     739,290
 R. Baird Money Market Account             N/A       N/A         4.33        52,526      52,526
                                                                         ----------  ----------
                                                                         $  791,816     791,816
                                                                         ==========  ==========
Certificates of deposits:
 Mid America Bank, fsb*                    N/A      6/30/99      5.05    $1,912,255   1,912,255
 Mid America Bank, fsb*                    N/A     12/02/00      5.87       477,866     477,866
 Mid America Bank, fsb*                    N/A     12/02/05      6.11       462,790     462,790
                                                                         ----------  ----------
                                                                         $2,852,911   2,852,911
                                                                         ==========  ==========
Mutual funds:
 Kemper:
  U.S. Government fund                      5,654    N/A       N/A       $   51,290      49,701
  Growth fund                               4,439    N/A       N/A           33,587      66,101
  Total return fund                         4,310    N/A       N/A           15,482      46,114
 American:
  Washington fund                          48,550    N/A       N/A        1,084,551   1,597,783
  Growth Fund of America                   53,126    N/A       N/A          837,570   1,190,019
  Income Fund of America                   19,525    N/A       N/A          305,407     338,563
  New Perspective Fund                     50,222    N/A       N/A          913,632   1,152,603
  Cash Management Trust                       454    N/A       N/A              454         454
  Bond fund                                   197    N/A       N/A            2,562       2,680
                                                                         ----------  ----------
                                                                         $3,244,535   4,444,018
                                                                         ==========  ==========
Other common stock:
 American Express                           1,000    N/A       N/A           44,677     102,500
 Burlington Northern                        2,400    N/A       N/A           60,377      82,200
 Capital One Fincl Corp                       800    N/A       N/A           91,904      92,000
 Citigroup                                  1,000    N/A       N/A           62,204      49,687
 Columbia/HCA                               1,500    N/A       N/A           52,427      37,125
 Compaq Computer Corp                         500    N/A       N/A            4,605      21,000
 EMC Corp Mass                              4,000    N/A       N/A           36,677     340,000
 General Electric                           2,000    N/A       N/A           72,177     204,000
 General Motors Corp                        2,000    N/A       N/A          144,704     143,125
 Humana, Inc.                               1,000    N/A       N/A           20,177      17,813
 MCI Worldcom                               1,865    N/A       N/A           38,959     133,814
 Motorola, Inc.                             1,000    N/A       N/A           72,927      61,062
 Pepsico Incorp                             1,000    N/A       N/A           28,117      40,875
 Philip Morris Cos Inc.                     3,600    N/A       N/A          109,377     192,600
 Southwest Airlines                         2,250    N/A       N/A           29,802      51,047
 Tellabs                                    1,500    N/A       N/A           96,504     102,844
                                          -------                        ----------  ----------
                                           27,415    N/A       N/A       $  965,615   1,671,692
                                          =======                        ==========  ==========

Common stock - MAF Bancorp, Inc.*         549,813    N/A       N/A       $2,500,578  14,535,680
                                                                         ==========  ==========

___________________________
N/A - Not applicable

* Asterisk denotes an investment in an entity which is a "party-in-interest" as defined by ERISA.

See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------

                             MID AMERICA BANK, fsb
                        EMPLOYEES' PROFIT SHARING PLAN

       Item 27d of Form 5500 - Schedule of Reportable (5%) Transactions

                     For the Year Ended December 31, 1998

None


See accompanying independent auditors' report.

                       CONSENT OF INDEPENDENT AUDITORS'
                       --------------------------------


The Board of Directors
MAF Bancorp, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-65655) on Form S-8 of MAF Bancorp, Inc. of our report dated January 29, 1999, relating to the statements of net assets available for plan benefits of the Mid America Bank, fsb Employees' Profit Sharing Plan as of December 31, 1998 and December 31, 1997, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1998, the six months ended December 31, 1996 and the year ended June 30, 1996 which report appears in the December 31, 1998 annual report on Form 11-K of MAF Bancorp, Inc.

                                                  /s/ KPMG LLP


Chicago, Illinois
June 29, 1999